Pricing Supplement dated May 25, 2012 (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-169119

Barclays ETN+ S&P VEQTORTM ETN

The Barclays ETN+ S&P VEQTORTM Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time are linked to the performance of the S&P 500® Dynamic VEQTOR™ (Volatility Equity Target Return) Total Return Index (the “Index”). The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return Index™ and the volatility component of the Index is represented by the S&P 500 VIX Short-Term Futures™ Index TR. The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon early redemption based on the performance of the Index less an investor fee.

This document contains important information about the plan of distribution of the ETNs you are purchasing and should be read in conjunction with the pricing supplement, dated April 9, 2012, the prospectus supplement, dated May 27, 2011, and the prospectus, dated August 31, 2010 (together, the “Prospectus”). Defined terms used but not defined herein shall have the meanings ascribed to them in the Prospectus. This pricing supplement, together with the documents listed below, contains the terms of the ETNs you are purchasing. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus, dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement, dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Pricing Supplement, dated April 9, 2012:

http://www.sec.gov/Archives/edgar/data/312070/000119312512155353/d331418d424b2.htm

On the inception date, we issued $250,000,000 principal amount of the ETNs, of which $10,000,000 principal amount were sold at 100% of their principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. An additional $250,000,000 principal amount of the ETNs were issued on February 8, 2012 and an additional $250,000,000 principal amount of the ETNs were issued on April 12, 2012. As of the date hereof, we have sold a further $290,913,000 principal amount of the ETNs through Barclays Capital Inc., as agent, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. did not receive an agent’s commission in connection with these sales.

On May 25, 2012 (the “Date of Sale”), we sold a further $1,770,200 principal amount of the ETNs to UBS Financial Services Inc. for resale to the public at a price equal to 100.65% of the closing indicative value of the ETNs on the Date of Sale (the “Price to Public”). UBS Financial Services Inc. will purchase such ETNs from us as dealer acting as principal and may resell such ETNs to clients with brokerage accounts (“Brokerage Clients”). With respect to the ETNs sold to Brokerage Clients, UBS Financial Services Inc. will purchase the ETNs from us at a price equal to 99.50% of the closing indicative value of the ETNs on the Date of Sale, representing a discount of 0.50% from the closing indicative value of the ETNs on the Date of Sale. UBS Financial Services Inc. will also retain a dealer’s commission of 0.65% of the closing indicative value of the ETNs on the Date of Sale, which, together with the 0.50% discount mentioned above, results in an aggregate compensation to UBS Financial Services Inc. of 1.15% of the closing indicative value of the ETNs on the Date of Sale in connection with the resale of the ETNs to Brokerage Clients. Accordingly, the aggregate proceeds to Barclays Bank PLC of ETNs sold to Brokerage Clients will be 99.50% of the closing indicative value, for a total of $2,247,884.93.

May 25, 2012